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                             April 24, 2024

       Kevin Danahy
       Chief Executive Officer
       Pulse Biosciences, Inc.
       3957 Point Eden Way
       Hayward, CA 94545

                                                        Re: Pulse Biosciences,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-3
                                                            Filed April 23,
2024
                                                            File No. 333-278494

       Dear Kevin Danahy:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 18, 2024 letter.

       Amendment No. 2 to Form S-3 filed April 23, 2024

       Material U.S. Federal Income Tax Consequences, page 31

   1. We acknowledge your revised disclosure in response to prior comment 1. Please revise to clearly articulate the
opinion being rendered with respect to each material tax consequence being opined upon,
including the receipt of the subscription rights. We also note your statement on page 32
that the tax discussion    assumes that the receipt by a holder of
                                                        subscription rights
with respect to such holder   s common stock pursuant to this rights
                                                        offering is non-taxable
for U.S. federal income tax purposes.    Please revise to remove
                                                        language assuming
certain tax consequences. For guidance, refer to Section III.C of Staff
                                                        Legal Bulletin 19.
 Kevin Danahy
FirstName   LastNameKevin Danahy
Pulse Biosciences, Inc.
Comapany
April       NamePulse Biosciences, Inc.
       24, 2024
April 224, 2024 Page 2
Page
FirstName LastName
       Please contact Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Adam Finerman, Esq.